FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
        Registrant

Dated: September 9, 2005           By: /s/David Patterson/s/, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Terra Nova Gold Corp.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

August 25, 2005

Item 3  News Release

The news release dated August 25, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company reports that assay results from the final six of ten NQ holes drilled at the San Diego Project in Michoacan, Mexico have been received. All samples have been assayed for copper, molybdenum, gold and zinc. There are no grades of economic significance in the ten holes.

The main porphyry phase encountered in the ten holes is a granodiorite porphyry which has been systematically intruded by a quartz diorite porphyry. Both of these phases have been intruded by a series of younger diorite or diabase dikes. The alteration phase is principally potassic with significant secondary biotite and locally, quartz veinlets. Seven holes also intersected several intervals of schist and gneiss that host the intrusive rocks. Mineralization occurs mostly as pyrite and trace amounts of chalcopyrite and molybdenite over large areas. Secondary chalcocite was intersected in some of the holes, but there is no significant supergene enrichment.

Item 5  Full Description of Material Change

The Company announces that assay results from the final six of ten NQ holes drilled at the San Diego Project in Michoacan, Mexico have been received. All samples have been assayed for copper, molybdenum, gold and zinc. There are no grades of economic significance in the ten holes.

The main porphyry phase encountered in the ten holes is a granodiorite porphyry which has been systematically intruded by a quartz diorite porphyry. Both of these phases have been intruded by a series of younger diorite or diabase dikes. The alteration phase is principally potassic with significant secondary biotite and locally, quartz veinlets. Seven holes also intersected several intervals of schist and gneiss that host the intrusive rocks. Mineralization occurs mostly as pyrite and trace amounts of chalcopyrite and molybdenite over large areas. Secondary chalcocite was intersected in some of the holes, but there is no significant supergene enrichment.

Assays for SD-05-01 to 04 were previously reported in the Company’s news release dated June 6, 2005.

SD-05-05 (Zone 14N: UTM: 277603E; 2118737N; Elevation: 867m; Dip:-750; Azimuth: 1800; Depth: 309.80m)

Copper grades are generally less than 1,000 ppm with occasional grades greater than 1,000 ppm with a maximum of 4,530 ppm over 0.5 metres from 242.8 metres to 243.30 metres. Molybdenum grades are generally less than 100 ppm with a maximum of 210 ppm over 0.95 metres from 302.2 metres to 303.15 metres.

SD-05-06 (Zone 14N: UTM: 278861E; 2119265N; Elevation: 797m; Dip:-750; Azimuth: 1800; Depth: 265.10m)

Copper grades are generally less than 1,000 ppm with many grades greater than 1,000 ppm with a maximum of 2,160 ppm over 2.15 metres from 54.0 metres to 56.15 metres. Molybdenum grades are generally less than 100 ppm with a maximum of 144 ppm over 2.5 metres from 199.0 metres to 201.5 metres.

SD-05-07 (Zone 14N: UTM: 278846E; 2118891N; Elevation: 792m; Dip:-750; Azimuth: 1800; Depth: 27.6m)

SD-05-07 was abandoned at 27 metres. Copper grades are all greater than 1,000 ppm with a maximum of 2,150 ppm over 2.25 metres from 23.05 metres to 25.3 metres. Molybdenum grades are less than 100 ppm with one assay of 111 ppm over 2.2 metres from 20.85 metres to 23.05 metres.

SD-05-7A (Zone 14N: UTM: 278846E; 2118891N; Elevation: 792m; Dip:-750; Azimuth: 1800; Depth: 137.25m)

Copper grades are generally less than 2,000 ppm with occasional grades greater than 2,000 ppm with a maximum of 3,070 ppm over 1.1 metres from 84.5 metres to 85.6 metres. Molybdenum grades are generally less than 100 ppm with many grades greater then 100 ppm and a maximum of 481 ppm over 1.95 metres from 115.55 metres to 117.5 metres.

SD-05-08 (Zone 14N: UTM: 278282E; 2119384N; Elevation: 927m; Dip:-600; Azimuth: 1350; Depth: 158.65m)

Copper grades are generally less than 1,000 ppm with only two samples greater than 1,000 ppm and a maximum of 1,515 ppm over 2.5 metres from 98.2 metres to 100.7 metres. Molybdenum grades are generally less than 100 ppm with only one sample greater than 100 ppm at 166 ppm over 2.55 metres from 124.3 metres to 126.85 metres.

SD-05-09 (Zone 14N: UTM: 278427E;2119730N; Elevation: 797m; Dip:-600; Azimuth: 1800; Depth: 199.15m)

Copper grades are all less than 1,000 ppm and molybdenum grades are all less than 100 ppm.

Drill core is split with a mechanical splitter. The bagged samples are delivered to the ALS Chemex sample preparation lab in Guadalajara, Mexico where they are crushed to 70% passing -2mm, split with a riffle splitter and pulverized to 85% passing 75 microns. The pulps are sent to the ALS Chemex lab in Vancouver, BC where base metal values are determined by aqua regia digestion and 34 element ICPAES analysis. Gold values are determined by fire assay with an AAS finish on a 30 gm sample weight.

The Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009. The 2005 program was carried out by San Diego Project operator Noranda Exploracion Mexico, S.A. de C.V.

The Company will review all the data available on the San Diego Project with Noranda to evaluate whether the project merits additional exploration.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

HARVEY KEATS
President   Telephone: (604) 684-0561

Item 9  Date of Report

August 25, 2005

TERRA NOVA GOLD CORP.

Per:

“Harvey Keats”
Harvey Keats,
President